

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

John R. Koelmel
President and Chief Executive Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, New York 14210

>   **Re: First Niagara Financial Group**
>   **Registration Statement on Form S-4**
>   **Filed September 27, 1010**
>   **File No. 333-169598**

Dear Mr. Koelmel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on September 27, 2010
General

1.   Please provide us with copies of the board books that were provided to the respective boards of directors.

2.   Please confirm that all material non-public information shared by you and NewAlliance Bancshares during due diligence is currently included within this document. This would include any forecasts or projections that crossed from one side to the other.

Dear Stockholders Letters, pages i – iv.

3.   Please indicate on the cover page of the prospectus the number of shares you will issue. See Item 501(b)(2) of Regulation S-K.

4.   Please revise the cover letters to each of your and NewAlliance stockholders to disclose
        that the allocation procedures are intended to provide for an aggregate 86% stock and
        14% cash allocation among all outstanding NewAlliance shares.

Questions and Answers about the Merger and the Special Meetings, page xii

5.   Please add an addition Q/A after the question "What will NewAlliance stockholders
        receive in the merger" that discusses the allocation procedures.

Risk Factors, page 11

6.   Some of your Risk Factors state that you cannot provide assurance of a specific outcome
        when the real risk is not your inability to give assurance, but the underlying situation.
        Please revise to eliminate this and similar language.

7.   We note the comparative pro forma per share data disclosure on page 104. Please add a
        risk factor on the significant earnings dilution to be experienced by NewAlliance holders.

First Niagara's Expanding Branch Network…, page 18

8.   Please tell us and revise this Risk Factor as necessary whether you believe that you may
        be required to divest yourself of any of NewAlliance's branches following the
        consummation of the merger, either as a result of regulatory or business reasons.

Illustrative Examples of Allocation Procedures, page 34

9.   Please consider revising this section to include tables to help describe the examples of
        how your allocation procedures will work.

Background of the Merger, page 38

10.   Please expand the third full paragraph on page 39 to provide greater detail as to why
        NewAlliance decided not to continue pursuing the acquisition opportunity disclosed.

11.   Please provide greater detail concerning the "understanding regarding the pro-forma
        senior management team" described in the second paragraph on page 40.

12.   We note the parenthetical at the end of the sixth paragraph of page 41. Please provide
        greater detail concerning of the background discussion that resulted in your agreement on
        the allocation procedures.

J.P. Morgan's Compensation and Other Relationships, page 53

13.   Please revise this section to include the dollar amount of the total compensation that NewAlliance will pay J.P. Morgan for its role as financial advisor.

14.   Please quantify the compensation or other financial benefits J. P. Morgan's commercial banking affiliate received as an agent bank and a lender under the outstanding revolving credit facility of an affiliate of First Niagara for the two year period.

Summary of Payments and Benefits, page 57

15.   Please revise the table on page 58 to include a column indicating the total amount of payments and benefits that the named executive officers will be entitled to receive.

Legal Opinions, page 112

16.   Please include the address of Mr. Mineo. See Paragraph 23 of Schedule A to the Securities Act. Also, please change the tense from future to past with regard to his opinion.

Incorporation of Certain Documents by Reference, page 121

17.   You cannot incorporate previously-filed proxy statements. Please revise to eliminate the incorporation of "Form 14-A Definitive Proxy". Refer to Item 11(b) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

    Sincerely,

    Mark Webb
    Legal Branch Chief

cc: *(by facsimile only)*
        Andrew Gerlach
        Sullivan & Cromwell LLP
        Fax: (212) 558-3588